

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 12, 2017

Via Email
Mr. Michael J. Kasbar
Chairman, President and Chief Executive Officer
World Fuel Services Corporation
9800 Northwest 41st Street
Miami, FL 33178

　　　Re:　**World Fuel Services Corporation**
　　　　　Form 10-K for the Fiscal Year ended December 31, 2016
　　　　　Filed February 21, 2017
　　　　　File No. 001-09533

Dear Mr. Kasbar:

　　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

General

1.　　　Throughout your filing you describe the impact of various items as not being "significant". Explain to us how you have defined this term, and how your use of that term compares to the term "material".

Financial Statements and Supplementary Data, page 51

Consolidated Statements of Income and Comprehensive Income, page 53

2.　　　Disclosure in the business section of your filing indicates that you generate revenue through the sales of both products and services. Explain to us how you have considered the requirements of Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements, page 57

Note 2. Accounts Receivable, page 65

3.   We note that your accounts receivable balance increased at December 31, 2016 as compared to December 31, 2015, and that the days sales outstanding increased from 22 days at December 31, 2015 to 33 days as of December 31, 2016. Explain to us, in reasonable detail, the reasons for these changes. As part of your response, tell us the terms of your accounts receivable, and provide an aging of your outstanding accounts receivable as of each year end.

4.   We note that your allowance for bad debt was virtually unchanged at December 31, 2016 as compared to December 31, 2015. Tell us how you determined the allowance for bad debt as of each year end and, in view of the higher accounts receivable balance at December 31, 2016, your basis for concluding that the allowance as of December 31, 2016 was adequate.

Note 12. Business Segments, Geographic Information, and Major Customers, page 92

5.   Explain to us how you have considered disclosing the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated). See FASB ASC paragraph 280-10-50-21.

6.   Disclosure in the Business section of your filing indicates that you generate revenue from a variety of different products and services, while disclosure in your MD&A indicates that changes in the amount of revenue from these various products and services have had differing impacts on your results of operations. In view of these factors, explain to us how you have considered the disclosure requirement under FASB ASC 280-10-50-40 regarding revenues from external customers for each product and service or each group of similar products and services.

Note 15. Correction of Previously Issues Financial Information, page 96

7.   Tell us whether you made any changes to your internal controls over financial reporting in response to the correction described under this note. If so, explain to us how you considered disclosing this change under Controls and Procedures, on page 46 of your filing. If not, explain to us your basis for concluding no change was necessary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko at (703) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources